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Exhibit (a)(8)

December 19, 2014
Dear MicroFinancial Shareholder:

        We are pleased to report that MicroFinancial has entered into a Merger Agreement with MF Parent LP, an affiliate of Fortress Investment Group LLC, that provides for the acquisition of MicroFinancial common stock at a price of $10.20 per share in cash. Under the terms of the proposed transaction, MF Parent LP, together with its wholly-owned merger subsidiary, have commenced a tender offer today for all of the outstanding shares of MicroFinancial common stock at $10.20 per share, net to the holder in cash, without interest and net of any withholding taxes. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares that, when added to the shares owned by MF Parent LP and its subsidiaries and 258,675 shares to be contributed by certain members of management to MF Parent LP after completion of the tender offer, represent at least two-thirds of MicroFinancial's outstanding shares on a fully-diluted basis. Following the consummation of the tender offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger subsidiary will merge with and into MicroFinancial and MicroFinancial will become a wholly-owned subsidiary of MF Parent LP. In the merger, the shares of MicroFinancial common stock that remaining outstanding following the consummation of the tender offer will be converted into the right to receive $10.20 per share in cash, without interest and net of any withholding taxes.

        The MicroFinancial Board of Directors has: (1) declared that the Merger Agreement and the transaction contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of MicroFinancial and its shareholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; and (3) recommended that MicroFinancial's shareholders tender their shares of MicroFinancial common stock pursuant to the tender offer.

        In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is MF Parent LP's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

        The directors and management of MicroFinancial thank you for the support you have given MicroFinancial over the years.

Sincerely,

Richard F. Latour President and Chief Executive Officer

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  Exhibit (a)(8)